MR

14049129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28026

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AKar Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8551 W. Sunrise Blvd. #102A
(No. and Street)

Plantation (City) FL (State) 33322 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EMIL A. AKAR 954-476-7011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baum & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1688 Meridian Ave #504 (Address) Miami Beach (City) FL (State) 33139 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 05 2014
05 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MC

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Emil A. Akar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Akar Capital Management, Inc., as of February 26, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT LARRICK
MY COMMISSION # DD962313
EXPIRES April 29, 2014
(407) 398-0153 FloridaNotaryService.com

Emil A. Akar
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AKAR CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013

TABLE OF CONTENTS

BAUM & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
MERIDIAN AVENUE, SUITE 504
MIAMI BEACH, FLORIDA 33139
(954)752-1712

INDEPENDENT REGISTERED AUDITOR'S REPORT

To the Board of Directors
Akar Capital Management, Inc.
Plantation, Florida

Report on the Financial Statement

I have audited the accompanying statement of financial condition of Akar Capital Management, Inc..December 31, 2013 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Akar Capital Management,, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Miami Beach, Florida
February 20, 2014

Baum & Company P.A.

AKAR CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Current Assets	
Cash in bank and cash equivalents	$ 15,840
Accounts receivable	45,284
Total current assets	61,124
Fixed assets (net)	4,568
Other assets	
Clearing agent deposit	50,000
Total assets	$ 115,692

LIABILITIES AND STOCKHOLDER'S CAPITAL

Current liabilities	
Accounts payable and accrued expenses	$ 5,909
Total liabilities	5,909
Stockholder's Equity	
Common stock - $ 1.00 par value, 5000 shares authorized, 20 shares issued and outstanding	20
Additional paid-in capital	20,943
Retained earnings	88,820
Total stockholder's equity	109,783
Total liabilities and stockholder's equity	$115,692

The accompanying notes are an integral part of these financial statements

AKAR CAPITAL MANAGEMENT, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues	$ 335,965
Operating expenses:	
Compensation and employee benefits	102,621
Clearing charges	27,428
Data and regulation	9,389
Occupancy expense	8,997
General and administrative	56,138
Total operating expenses	204,573
Net income before other income	131,392
Other income	
Interest earned	1,513
Net income before provision for income taxes	132,905
Provision for income taxes	- 0 -
Net income	132,905

The accompanying notes are an integral part of these financial statements

AKAR CAPITAL MANAGEMENT, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance - 12/31/12	$ 20	$ 20,943	$ 70,696
Net income	- 0 -	- 0 -	132,905
Stockholder's distributions	- 0 -	- 0 -	(114,781)
Balance - 12/31/13	$ 20	$20,943	$ 88,820

The accompanying notes are an integral part of these financial statements

AKAR CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:	
Net income	$ 132,905
Adjustment to reconcile net income to net cash provided by operating activities: depreciation	2,561
Net change in assets and liabilities:	
Increase in accounts receivable	(5,804)
Decrease in accounts payable and accrued expenses	(3,803)
Net cash provided by operating activities	125,859
Cash flows from financing activities:	
Distributions to stockholder	(114,781)
Total cash flows from financing activities	(114,781)
Net increase in cash	11,078
Cash and cash equivalents - beginning	4,762
Cash and cash equivalents – ending	$ 15,840
Supplemental cash flows disclosures:	
Taxes paid	$ - 0 -
Interest paid	$ - 0 -

The accompanying notes are an integral part of these financial statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of Business

The Company was incorporated on June 18, 1982 in the State of Florida. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) as a non-carrying broker/dealer.

The Company acts as an introducing broker through a clearing arrangement with a broker-dealer on a fully disclosed basis. The clearing broker provides clearing services, handles funds of the Company's customers, holds securities and remits activity statements to the customers.

The Company acts as an registered investment advisor and earns management fees on a quarterly basis.

B.) Cash Equivalents

For purposes of reporting cash flows, and cash and cash equivalents includes money market accounts and certificates of deposits and any highly liquid debt instruments purchased with a maturity of three months or less.

C.) Depreciation

Furniture and equipment are being depreciated on a straight-line basis over a period generally not to exceed five years. Leasehold improvements are being amortized over a three to ten year period.

D.) Income Taxes

The Company has made an election to be treated as a Subchapter S corporation under the Federal Income tax laws. Accordingly, the income and losses of the Company are taxed directly to its sole stockholder. Therefore, no provision for income taxes has been made in the financial statements.

E.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2012 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

F.) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and are posted to Company ledgers monthly when the clearing brokers remit their monthly statements. As of December 31, 2013, the balance of commissions due from clearing brokers net of clearing expenses was $ 11,007. Subsequently, this has been paid in full.

G.) Management Fees

Management fees are earned for investment advice are earned quarterly. As of December 31, 2013, the balance of $ 34,277 was outstanding.

H.) Clearing Deposit

Pursuant to the clearing agreement with the clearing broker, a deposit of $ 50,000 is being held in an interest bearing account as of December 31, 2013 to offset unsecured customer debits.

I.) Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's result of operations, financial position or cash flows.

NOTE 2 NET CAPITAL REQUIREMENTS

FINRA imposes certain restrictions on the Company, the most significant of which are to maintain a minimum net capital of $ 5,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

NOTE 3 SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4 COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 5 FIXED ASSETS

The Company's fixed assets is comprised of office furniture and equipment of $ 65,706 less accumulated depreciation of $ 61,138. The depreciation expense for 2013 was $ 2,561.

NOTE 6 RELATED PARTIES TRANSACTIONS

The Company's place of business is an office owned by the officer/shareholder. There is no office lease for the office. The Company's responsibility is to pay common area charges and other costs of maintaining the office.

The officer/ shareholder of the Company receives compensation as its CEO in addition to various employee benefits and expense reimbursements. Corporate distributions of $ 114,781 were paid to its officer/shareholder for the year ended December 31, 2013.

The officer/shareholder maintains management control and a minority ownership interest in an investment limited liability company, Cedar Capital, LLC. Akar Management Group, LLC is the sole manager of Cedar Capital, LLC and acts as the investment manager of the Company. Various fees were earned by the Company for these services.

NOTE 7 RETIREMENT PLAN

The Company adopted a Savings Incentive Match Plan for Employees (SIMPLE). Pursuant to the plan, employees are allowed to defer a portion of their salary and the Company matches up to 3% of the salary deferral.

NOTE 8 CONCENTRATION OF RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial entities. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty.

NOTE 9 SUBSEQUENT EVENTS

The Company has evaluated subsequent events from its year end through the date whereupon the financial statements were issued and has determined that there are no items to disclose.

AKAR CAPITAL MANAGEMENT, INC.

Schedule I
Supplemental Information
STATEMENT OF COMPUTATION OF CAPITAL REQUIREMENT
DECEMBER 31, 2013

Total Assets	$ 115,692
Less: Liabilities	5,909
Net Capital before other charges	109,783
Charges against capital:	
Fixed assets (net)	4,568
Haircut on money market	1,000
Receivable on advisory fee receivable	34,277
Total charges against capital	39,845
Net capital	$ 69,938

Schedule II
Supplemental Information
STATEMENT OF COMPUTATION OF BASIC CAPITAL REQUIREMENT
DECEMBER 31, 2013

Net capital	$ 69,938
Net capital required	5,000
Excess net capital	$ 64,938

Schedule III
Supplemental Information
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2013

Net capital per Audited Financial Statements	$ 69,938
Net capital per Focus Report - Part II A	69,938
Net difference - audit adjustments	$ -0-

The accompanying notes are an integral part of these financial statements

AKAR CAPITAL MANAGEMENT, INC.

Schedule IV
Supplemental Information
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2013

Total Liabilities from Statement of Financial Condition	$ 5,909
Percentage of aggregate indebtedness to net capital	8.4 %

BAUM & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
1688 Meridian Avenue, Suite 504
MIAMI BEACH, FLORIDA 33139
(954)752-1712

To the Board of Directors
Akar Capital Management, Inc.
Plantation, Florida

In planning and performing my audit of the financial statements of Akar Capital Management, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing our opinion on the (consolidated) financial statements, but not for the purpose of an opinion on the effectiveness of the Company's internal control.
Also as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of the Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and their practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.
Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-6(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies , in internal control that is less severe than a material weakness, yet important enough to merit attention with those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for the purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Security Exchange Act of 1934 in their regulation of registered brokers and dealers, and not intended to be and should not be used by anyone other than those specific parties.

Baum & Company PA.

Miami Beach, Florida
February 20, 2014